UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 18, 2024
(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

EXPLANATORY NOTE

In connection with the issuance by Novartis Capital Corporation of $1,000,000,000 aggregate principal amount of 3.800% Notes due 2029 (the “2029 Notes”), $850,000,000 aggregate principal amount of 4.000% Notes due 2031 (the “2031 Notes”), $1,100,000,000 aggregate principal amount of 4.200% Notes due 2034 (the “2034 Notes”) and $750,000,000 aggregate principal amount of 4.700% Notes due 2054 (the “2054 Notes”), Novartis AG is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File Nos. 333-282133 and 333-282133-01).

Exhibits:

1.1	Terms Agreement, dated September 16, 2024, among Novartis AG and Novartis Capital Corporation and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Mizuho Securities USA LLC, as representatives of the several underwriters named therein
4.1	Form of Guaranteed Debt Security for the 2029 Notes
4.2	Form of Guaranteed Debt Security for the 2031 Notes
4.3	Form of Guaranteed Debt Security for the 2034 Notes
4.4	Form of Guaranteed Debt Security for the 2054 Notes
4.5	Officer’s Certificate of Novartis Capital Corporation
5.1	Opinion of Davis Polk & Wardwell LLP, special U.S. counsel to Novartis AG and Novartis Capital Corporation
5.2	Opinion of Advestra AG, special Swiss counsel to Novartis AG
23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
23.2	Consent of Advestra AG (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 18, 2024	Novartis AG

		By:	/s/ Daniel Weiss
			Name:	Daniel Weiss
			Title:	Authorized Signatory